  Exhibit 6.47

kathy ireland Worldwide, Inc.

September 8, 2017

Martin A. Sumichrast, CEO
Level Brands, Inc.
4520 Sharon Road, Ste 450
Charlotte, North Carolina 28211

Re: Amendment to Master Advisory and Consulting Agreement; Right of First Refusal

Dear Marty:

On February 8, 2017, kathy ireland Worldwide LLC ("kIWW") and Level Brands, Inc. ("Level") entered into a Master Advisory and Consulting Agreement (the "Advisory Agreement"). The parties understand and agree that kIWW and Level operate independently of each other and each operates separate business units; although kIWW has multiple contracts with Level, kIWW does not maintain a controlling interest in Level.

kIWW and Level agree to change Ms. Ireland's title from "Chairman Emeritus and Chief Brand Advisor" to "Chairman Emeritus and Chief Brand Strategist" in Section 1 thereof.

In addition, Section 2 and Section 14 of the Advisory Agreement shall be deleted in their entirety, and the following Section 2 and Section 14 shall be inserted in lieu thereof:

"2. Term; Termination.

(a) *Term.* The term of this Agreement shall commence on the Effective Date as set forth above and end on February 8, 2025 (the "Expiration Date"). Within ninety (90) days of the Expiration Date, either party may provide notice to the other to renew such agreement for an additional three (3) year term.

(b) *Officer Termination.* Advisor shall have the right to immediately terminate this Agreement by notice of termination to the Company, unless Advisor consents to such action or event, if any officers are terminated or resign for any reason other than death (including, without limitation, Stephen Roseberry) or removed or additional officers are appointed with respect to either of I|M1, LLC or Encore Endeavor 1, LLC.

(c) *Mutual Consent.* This Agreement may be terminated at any time by mutual consent of both parties.

(d) *Insolvency; Change of Control.* If the Company files a petition in bankruptcy or is adjudicated a bankrupt or if a petition in bankruptcy is filed against the Company, or if it becomes dissolved, or becomes insolvent or unable to pay or discharge its liabilities in the ordinary course of business, or if the Company assigns the whole or any substantial part of its assets or undertakings for the benefit of creditors or makes an assignment for the benefit of its creditors or any similar arrangement pursuant to any federal or state law, compulsory or voluntarily, or if a receiver or other similar officer is appointed for the whole or any part of the assets or undertakings of the Company or its business, or if the Company stops payment to its creditors generally, or ceases or threatens to cease to carry on its business or any substantial part thereof, or if the Company merges or consolidates with or into any other corporation, or directly or indirectly sells or otherwise transfers, sells, or disposes of all or a substantial portion of its business or assets, or if a third party who does not own stock acquires a majority of the voting stock of the Company, Advisor may terminate this Agreement by giving notice to the Company of its intention to terminate and such termination shall be effective immediately.

(e) *Breach.* Either party may terminate this Agreement in the event that the other party breaches or fails to perform any of its material obligations under this Agreement, or otherwise defaults in any of its material obligations under this Agreement, and such failure or default continues uncured for a period of thirty (30) days following written notice from the non-defaulting party (or if such breach, failure or default is not reasonably capable of cure without cost or liability to the non-breaching party, then termination shall be effective immediately upon delivery of notice). The parties acknowledge and agree that each term and provision on Exhibit "A" is a material obligation of the Company under this Agreement.

(e) *Effect of Termination.* No termination of this Agreement pursuant to any cause whatsoever shall release either party from liability to the other party with respect to any payments of monies already accrued and any liabilities arising under the provisions hereof."

"14. Governing Law. The parties agree that any and all disputes, controversies or claims arising out of, regarding, or in any way relating to the interpretation, application, or enforcement of this Agreement, the relationship created by this Agreement, or any matter reasonably related thereto, shall be governed by California law applicable to agreements executed and to be wholly performed therein, and handled by way of arbitration in Los Angeles County and administered by and in accordance with the JAMS Streamlined Arbitration Rules and Procedures (the "JAMS Rules") of the Judicial Arbitration and Mediation Services ("JAMS") in effect at the time of such proceeding. Any conflict between the JAMS Rules and this Agreement shall be governed by this Agreement. Such arbitration shall be the sole, exclusive, and final remedy for resolving any such claims and disputes. Judgment on the final award rendered by the arbitrator may be entered into in any court of competent jurisdiction and shall be final and binding upon the parties. In the event the parties cannot agree on an arbitrator within ten (10) days, the arbitrator shall be appointed by the parties in the following manner: JAMS, and/or another alternative dispute resolution provider agreed upon by the parties, shall furnish the parties with a list of potential qualified arbitrators. For purposes of this Section, a "qualified arbitrator" shall mean a retired judge of a superior or appellate court or an attorney with more than twenty (20) years of experienced in corporate and intellectual property matters agreed upon by the parties. If any party objects to all the names on the list, JAMS, and/or another alternative dispute resolution provider agreed upon by the parties, shall provide the parties with an alternative list of potential qualified arbitrators; provided, however, that each party shall be entitled to so object to an entire list only once. Once the parties have agreed upon a particular list, or a list is furnished pursuant to the preceding sentence, the parties shall alternately eliminate unacceptable arbitrators until only one name remains. The remaining person shall be appointed arbitrator. The parties agree to draw lots to decide which party shall remove the first name from the list of arbitrators. Should a party whose turn it is to eliminate an unacceptable arbitrator fail to do so within twenty-four (24) business hours of the written request of the other party, then the choice of the other party of an arbitrator then remaining on such list shall be binding on the parties. All costs of the arbitration, including the cost of any record or transcript of the arbitration proceedings, all administrative fees, the fee of the arbitrator, and all other fees and costs shall initially be borne equally by the parties (however, the arbitrator may, in his or her discretion, allow the prevailing party to recover its portion of those fees); provided, however, that the arbitrator shall award the prevailing party its reasonable and actual attorneys' fees, expenses and costs. If any of the parties, after notice pursuant to this Agreement, fails to participate or be represented in the arbitration or the evidentiary hearing, the party may unilaterally select an arbitrator and the arbitrator may proceed with the adjudication of the dispute on an ex parte basis and without a prior court order. The arbitrator may not consider or receive any extrinsic evidence concerning the interpretation of the Agreement. The arbitrator shall issue a reasoned award. The arbitrator shall not extend, modify, or suspend any of the terms of this Agreement. The arbitration and all proceedings related thereto shall be deemed private and confidential and shall not be disclosed to the public by either the arbitrator or the parties to the arbitration. If the rules of JAMS or another agreed upon alternative dispute resolution provider differ from this Section, the provisions of this Section shall control. Notwithstanding the foregoing, the parties may seek provisional relief, including a preliminary injunction or temporary restraining order, in any federal or state court of competent jurisdiction located in Los Angeles, California, without prejudice to the above-described arbitration procedures, if in

that party's sole judgment such provisional relief is necessary to avoid irreparable injury or to preserve the status quo. Nevertheless, the arbitration procedure set forth in this Section is intended to be the sole and exclusive method of resolving any claims arising out of, relating to, or regarding this Agreement."

Encore Endeavor 1 LLC ("EE1") is an omni-entertainment experience and brand management company serving as a producer and marketer of multiple entertainment distribution platforms, as well as assisting companies with brand strategies. I|M1, LLC ("IM1") provides millennial-inspired lifestyle products under the "I'M1" brand, focusing on products for millennial men and the women who love them ("Men's Category").

From time to time, Level and kIWW receive or become aware of corporate opportunities in the various business segments of EE1, IM1 and Beauty and Pin Ups, LLC ("BPU"). During such period as the Advisory Agreement remains in effect and has not been terminated, Level and kIWW agree to abide by the directional decision matrix set forth on the attached Exhibit A. For purposes of the attached, "ROFR" shall mean right of first refusal and other terms shall be defined as set forth in this letter. kIWW may terminate this right of first refusal to one or both of EE1 and IM1 upon the termination or resignation of Stephen Roseberry as President of either EE1 or IM1.

If you agree to the foregoing, please execute where indicated below.

Respectfully,
kathy ireland Worldwide LLC

Stephen Roseberry, President and Chief Marketing Officer

Agreed and accepted:
Level Brands, Inc.

Martin A. Sumichrast, CEO

Directional Decision Making Matrix

Sourced by kiWW	*Investment or Entity Purchase*[1]	*License, Advisory or Brand Ambassador*	*Third Party Corporate Brand Management or Marketing Opportunity*[2]
For Level Brands[3]..........	Level has ROFR for up to 50% (remainder to kiWW)	N/A[4]	N/A
For IJM1....................	N/A	ROFR for IJM1	N/A
For EE1....................	N/A	N/A	ROFR for EE1
For BPU....................	N/A	ROFR for BPU	N/A
For kiWW....................	No obligation to Level, IJM1, EE1 or BPU	No obligation (unless exclusively in Men's Category, then ROFR for IJM1)	No obligation to Level, IJM1, EE1 or BPU
For KI Health & Wellness	ROFR for Level	To Level	N/A

Sourced by Level	*Investment or Entity Purchase*	*License, Advisory or Brand Ambassador*	*Third Party Corporate Brand Management or Marketing Opportunity*
For kiWW....................	kiWW has ROFR[5] for up to 50% (remainder to Level)	Referral Fee of 50% of compensation	Referral Fee of 50% of compensation
For IJM1....................	N/A	To IJM1	N/A
For EE1....................	N/A	N/A	To EE1
For BPU....................	N/A	To BPU	N/A
For Level....................	No obligation to kiWW	N/A	N/A
For KI Health & Wellness	No obligation to kiWW	To Level	N/A

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[1] Outside of a capital raise.
[2] This opportunity relates to the sourcing entity entering into an agreement with a third party to procure the sale of a license of such third party brand or other brand management related services. To the extent successful in procuring a license, that license will be between the third party and the licensee.
[3] "For" a particular entity, means that the sourcing company is marketing and selling an opportunity on behalf of (or "for") such entity.
[4] "N/A" means this entity does not render these services, such services will always be "for" another affiliated entity.
[5] Unless otherwise agreed, the originating party shall deliver a written notice to the holder of the ROFR (the "Notice") not later than forty-five (45) days prior to the consummation of such proposed transaction. Such Notice shall contain the material terms and conditions (including price and form of consideration) of the proposed transaction, the identity of the entity or individual and copies of all relevant documents and agreements. To exercise its ROFR, the holder of the ROFR must deliver a written notice to the originating party within fifteen (15) days after delivery of the Notice.